SUB-ITEM 77C(a): Exhibits

SELIGMAN NEW TECHNOLOGIES FUND II, INC.
PROXY RESULTS

Stockholders of Seligman New Technologies Fund II, Inc. (the "Fund") voted on the following proposals at the Special Meeting of Stockholders on February 5, 2008. The description of each proposal and number of shares voted are as follows:

Proposal 1
To liquidate and dissolve the Fund, as set forth in the Plan of Complete Liquidation and Dissolution described in the proxy statement:

  For Ratification      Against Ratification      Abstain
  ----------------      --------------------     ---------
     3,935,247                488,517             61,321

Proposal 2
To eliminate the Fund's fundamental investment policy of making quarterly repurchase offers for its common stock:

  For Ratification      Against Ratification      Abstain
  ----------------      --------------------     ---------
     3,765,878                610,792             108,413